September 18, 2008

VIA EDGAR AND BY HAND

Mr. Michael McTiernan

Mr. Phil Rothenberg

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ProShares Trust II (formerly Commodities & Currencies Trust) Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 Reg. No. 333-146801

Dear Mr. McTiernan:

On behalf of our client, ProShares Trust II (formerly Commodities & Currencies Trust, the “Registrant”), a Delaware statutory trust, set forth below are the responses of the Registrant to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), received by letter dated August 22, 2008, with respect to Pre-Effective Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-1 (Reg. No. 333-146801) filed by the Registrant on August 15, 2008.

We have enclosed with this letter both a clean and a marked copy of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which was filed today by the Registrant via EDGAR, reflecting all changes to the Registration Statement. The responses to the Staff’s comments are set out in the order in which the comments were provided. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3.

Description of the Currency Benchmarks, page 42

1.	The information that comes from the BIS Survey seems to come from April 2007 data, but your disclosure states that the data is from December 2007, which is the date the BIS Survey was published. Please advise or revise your disclosure to make clear that the data comes from April 2007.

In response to this comment, the disclosure under “Description of the Currencies Benchmarks” on page 46 has been revised to indicate that the information that comes from the BIS Survey comes from April 2007 data instead of December 2007.

Creation and Redemption of Shares, page 53

2.	You state that Authorized Participants “may pay” a variable transaction fee. Please disclose when this fee may be required.

The disclosure under “Creation and Redemption of Shares” on page 56 has been revised to disclose that the Authorized Participants pay a variable transaction fee unless this fee has been waived or otherwise adjusted by the Sponsor.

Likelihood of Becoming a Statutory Underwriter, page 88

3.	We note your response to our prior comment #10 and the disclosure stating that the initial Authorized Participants “will be” statutory underwriters assuming certain conditions are satisfied. In light of the stated intentions of the initial Authorized Participants with respect to the initial baskets, please disclose that Goldman Sachs Execution & Clearing L.P. and Merrill Lynch Professional Clearing Corp. are acting as underwriters with respect to the initial baskets.

The Registrant respectfully submits that it is not in a position to assert any legal conclusions with respect to the status of third parties in this context. Disclosures have been revised to provide consistent and clear prospective disclosures that parties may be deemed statutory underwriters according to facts and circumstances that may exist from time to time.

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We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Anthony A. Lopez III, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375) and to Barry I. Pershkow, Esq. c/o ProShare Capital Management LLC, 7501 Wisconsin Avenue, Suite 1000 – East Tower, Bethesda, MD 20814 (fax: 240-497-6530).

Very truly yours,

Anthony A. Lopez III

Enclosures

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